1-A/A




10013183

FREE MOVERS, INC.

Regulation A Offering Statement Under The

Securities Act Of 1933 Form 1-A Model B

Issuer Name: Free Movers, Inc.

State Of Incorporation: Colorado

Address and phone # of executive office: 4210 Belgrade, Houston, TX 77045

Name, address and number of Agent of Service:

Lee Carter, 4210 Belgrade Houston, TX 77045 (281)690-9705

P.S.I.C.C.N: File # 024-10276

I.R.S. Employee Identification Number: 76-0584142

Part 1- Notification

(a) the issuer's directors: Lee Carter 4210 Belgrade Houston, TX 77045

(b) the issuer's officers: Lee Carter 4210 Belgrade Houston, TX 77045

(c) the issuer's general partners; Lee Carter 4210 Belgrade Houston, TX 77045

(d) record owners of 5 percent or more of any class of the issuers equity securities;

Lee Carter 4210 Belgrade Houston, TX 77045 100% owner of the issuer's equity securities

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities

Lee Carter 4210 Belgrade Houston, TX 77045 100% owner of the issuer's equity securities

(f) promoters of the securities; none

(g) affiliates of the issuer; none

(h) counsel to the issuer with respect to the proposed offering;

Jalene Mack 4210 Belgrade Houston, TX 77045

(i) each underwriter with respect to the proposed offering:

Lee Carter 4210 Belgrade Houston, TX 77045

(j) the underwriter's directors;

Lee Carter 4210 Belgrade Houston, TX 77045

(k) the underwriter's officers;

Lee Carter 4210 Belgrade Houston, TX 77045

(l) the underwriter's general partners; and

Lee Carter 4210 Belgrade Houston, TX 77045

(m) counsel to the underwriter

Lee Carter 4210 Belgrade Houston, TX 77045

Item 2. Application of Rule 262

(a) State whether any of the person identified in response to the Item 1 are subject to any of the disqualification provisions set forth in Rule 262: No persons are disqualified.

(b) If any such person is subject to these provisions: No such persons.

Item 3. Affiliate Sales

N/A

Item 4. Jurisdictions in Which Securities are to be offered:

(a) List the jurisdiction in which securities are to be offered by underwriters,dealers or salespersons: All 50 U.S. States

(b) List the jurisdiction in which the securities are to be offered by no underwriters, nondealers and non salespersons: Will not be offered by non underwriters, nondealers, or non salespersons.

Item 5 Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer: No unregistered securities issued within the past year nor ever to be issued nor to be issued in the next year.

(b) As to any unregistered securities issued of the issuer or any of its predecessors: No unregistered securities issued within the past year nor ever to be issued nor to be issued in the next year.

(c) Indicate the section of the securities Act or Commission rule or regulation relied upon for exemption from the registration requirements: No exemption relied on

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of additional securities: No additional securities offerings being considered

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to item 1: No arrangements

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in this offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis: No such person used in that capacity

Item 9: Use of a solicitation Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification: No such publication used

Offering Circular Model B

Item 1. Cover Page

a. Name of Issuer: Free Movers Inc.

b. Mailing address of the issuers principal executive offices and phone number :

4210 Belgrade Houston, TX 77045 (281) 690-9705

c. Date of the offering circular: 9-16-10

d. Description and amount of securities offered: 5,000,000,000 shares of common stock per value of $0.001 per share

e. The statement required by Rule 253: The United States Securities and Exchange Commission does not upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption; however the commission has not made an independent determination that the securities offered here under are exempt from registration.

f. Tables required by Item 2

	Price To Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per	$0.001	0	0
Unit	$0.001	0	0
Total			
Total Minimum	$0.001	0	0
Total Maximum	$10,000	0	0

g. Name of Underwriter or Underwriters: Lee Carter

h. Any materials required by the law of any state in which securities are to be offered: No additional materials required

i. Material risk in connection with purchase of securies to be offered: No material risk

j. Approximate date of commencement of proposed sale to the public: 9-16-10

Item 2. Distribution Spread

a.

	Price To Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per	$0.001	0	0
Unit	$0.001	0	0
Total			
Total Minimum	$0.001	0	0
Total Maximum	$10,000	0	0

Item 3. Summary Information, Risk Factors and Dilution

a. Where appropriate to a clear understanding by investors a summorization of risk factors:

There are no risk factors involved in the purpose of these securities.

b. Where there is a material disparity between the public offering price and the effective cash cost to officers for shares acquired by them in the past 3 years there should be a comparison: No material disparity all shared held a by and always held by Lee Carter.

Item 4. Plan Of Distribution

a. If securities are to be offered through an underwriter identify underwriter and his relationship to issuer: Lee Carter is the only underwriter and the only shareholder and will distribute stock in accordance with all SEC regulations and laws.

b. State discounts and commisions to be paid to dealers: No dealers to be used

c. Outline the plan of distribution: Stock to be distributed by underwriter solely

d. If any of the securities are to be offered for the account of the security holders: No such securities to be offered

e. 1. Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold: No return of funds anticipated because all funds will be appropriated for advancement of company

2. If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer: No delay anticipated

Item 5. Use Of The Proceeds To Issuer

All proceeds from securities to be offered are intended to be used for working capital for the issuer.

Item 6. Description Of Business

a. Free Movers Inc. is a real estate and moving company that finds an apartment, home, or commercial lease space for an individual, family or group and then collects a fee from the apartment complex owner, home seller, or commercial leaser, then moves the individual into the new location at a discounted fee.

(1) Services provided: Free Movers is a real estate locating service and moving company that helps people find a new apartment, home or commercial lease space.

a.Apartment: An individual that is looking for a new apartment hears about Free Movers then calls the Free Movers office stating they are looking for an apartment. The Free Movers office secretary gets on the computer and gives the individual a list of apartments that suites they're needs. The individual then goes to these apartments and chooses the one they like best. The individual as well as the secretary informs the leasing agent at the apartment complex that Free Movers referred them there. Since Free Movers is the individuals referring agent we charge a referral fee to the apartment complex for referring them a new tenant. This referral fee is generally 100% of the individual first month rent paid to Free Movers immediately after the individual has moved into the apartment. So if the persons rent is $500.00 Free Movers receives a check for $500.00. Since virtually all this money is profit Free Movers can move the individual into their new place for a discounted price to add even more funds to profit or move the person for free if they have only the basic standard items to be move which is determined by Free Movers. Cost to move an individual with basic items for Free Move is around $75.00 however very seldom is the free move package available as most customers have more items than the free move package allows. As a result we charge discounted standard move fees which are standard move cost less the $75 free move deductible which allows us to up profit margin per transaction.

b. Home: Home sales fees and moves work similar. Free Movers represents the home seller and / or the home buyer as their real estate agent. Free Movers puts a Free Movers sign in front of the home and when the Free Movers sells the home and represents the buyer they collect a 6% commission (I.E. 6% of a $100,000 house is $6000) and has a free move deductible of $150 for seller and buyer each ($300 total move cost). Free Movers makes $5,700 profit for basic free move package however most customers will have more items than the free package will allow and as a result standard move charge less free move deductible will apply and profit margin will increase even more.

c. Commercial properties: Commercial properties work similarly. Free Movers receives a percentage of the lessee's lease contract funds as a referral fee in addition to receiving a percentage of their monthly rent for the duration of the lease term. Move charges will be set accordingly and will increase profit margins per transaction.

Customers - Anyone needing a home, apartment, or commercial lease space.

i. Principal products: Moving Service

ii.Status of Product: unchanged

iii. Research: Research and Development : Company fully developed

iv. The number of persons employed by issuer: 1 employee full time

v. Compliance effects on company: Company is fully compliant and no outside additional compliance issues will effect operations now or in the future.

2. Patents and Trademarks: Company operations not effected by patent or trademark laws

3. (i.) Issuer plans to operate for the next 12 months in accordance Exhibit A projections bearing required funds be raised for each operation. Income showed on Attachment A is not received income. It's is accounts receivables owed to the company that has not been collected on. These unpaid accounts receivables are what future projections in Exhibit A are based on. In the issuers opinion the offering will satisfy cash requirements for the first six months and in the next six months.

(ii) Engineering or special reports: No special reports required

b. Segment Data: No Segment data needed

Item 7. Description Of Property

The corporate office is located in Houston, TX and additional offices nationwide will be added as the company receives working capital from sales of securities.

Item 8 Directors, Excutive Officers and Significant Employees

(1) Director – Lee Carter (38 years old)

(2) persons nominated to be chosen to become directors: None

(3) Chief Executive Officer – Lee Carter (38 years old)

(4) persons chosen to become executive officers: None

(5) significant employees: Lee Carter

(b) Any family relationships: None

(c) Lee Carter (C.E.O.) has 20 years of business management experience.

(d) Involvement in legal proceedings: No involvement in legal proceedings

(1) Petition of Bankruptcy: No petitions of bankruptcy

(2) Person convicted in criminal proceeding: None

Item 9. Remuneration Of Directors And Officers

(a) Employee Income Chart: C.E.O received no income during the last fiscal year

(b) Remuneration Payments: None

Item 10. Security Ownership Of Management And Certain Security Holders

(1) Title of Class	(2) Name and Address of Owner	(3) Amount owned before the offering	(4) Amount owned after offering	(5) Percent of Class
(1)Common Stock	(2) Lee Carter 4210 Belgrade Houston, TX 77045	100%	100%	100%

Item 11. Interest Of Management And Others In Certain Transactions

(1) Any director or officer: No interest transactions

(2) Any nominee: No interest transactions

(3) Any principal security holder: No interest transactions

(4) Any promoter of the issuer: No interest transactions

(5) Any relative spouse or forgoing person: No interest transactions

Item 12. Securities Being Offered

5,000,000,000 Shares of common stock (100% of company ownership)

Voting rights equivalent to percentage of 5,000,000,000 shares purchased (percentage of company purchase)

Part II. F/S

Income (Profits and Loss) Statement 2007

Operating Months

November and December 2007

Gross Profit: $124,500.00

Profit accumulated from apartment locating invoices(accounts receivables). These invoices (A/R's) have not been collected on yet and are now being collected on by an invoicing company as no previous attempts on collecting on them has been done. No taxes were needed to be paid on this income as the income has not been received.

Total Expenses: $1,200.00

Expenses Breakdown : 1. Office Rent : $1100.00

2. Telephone: $100.00

Net Profit: $123,300.00

Income (Profits and Loss) Statement 2008

Operating Months

January through December 2008

Gross Profit: $522,485.00

Profit accumulated from apartment locating invoices (accounts receivables). These invoices (A/R's) have not been collected on yet and are now being collected on by an invoicing company as no previous attempts on collecting on them has been done. No taxes were needed to be paid on this income as the income has not been received.

Total Expenses: $7,200.00

Expenses Breakdown :		
	1. Office Rent :	$6500.00
	2. Telephone:	$550.00
	3. Supplies:	$150.00

Net Profit: $515,285.00

Income (Profits and Loss) Statement 2009

Operating Months

January through December 2009

Gross Profit: $1,684,850.00

Profit accumulated from apartment locating invoices(accounts receivables). These invoices (A/R's) have not been collected on yet and are now being collected on by an invoicing company as no previous attempts on collecting on them has been done. No taxes were needed to be paid on this income as the income has not been received.

Total Expenses: $7,200.00

Expenses Breakdown :	1. Office Rent :	$6500.00
	2. Telephone:	$550.00
	3. Supplies:	$150.00

Net Profit: $1,677,650.00

Prepared by Lee Carter (Fully versed in G.A.P)

Cash Flow Statement for 2007, 2008, 2009

No Cash was received these years. Accounts receivable were received as shown in Income Statements however no funds were collected and these accounts receivables are still outstanding.

Statement of Stockholder Equity 2007,2008,2009

All 5,000,000,000 shares of stock owned and held only by Lee Carter and no equity or income was received from 2007,2008,2009 operations.

Part III. Exhibits

Index Of Exhibits:

Exhibit A

FREE MOVERS Inc.

"The Future of Moving Is Here"

Corporate Prospectus

I. Executive Summary

A. Free Movers Inc.

B. Free Movers is a licensed real estate and moving company that finds an apartment, home, or commercial lease space for an individual, family or group and then collects a fee from the apartment complex owner, home seller, or commercial leaser, then moves the individual into the new location at a discounted fee.

C. Profit returns of 450% to 500% or more per transaction and since there is no direct Competition.

II. Industry Size

A. Real Estate sales fees and Moving fees: $2.1 Trillion annually (U.S.A. alone)

III. Introduction

A. Services provided: Free Movers is a real estate locating service and moving company that helps people find a new apartment, home or commercial lease space.

1. Apartment: An individual that is looking for a new apartment hears about Free Movers then calls the Free Movers office stating they are looking for an

apartment. The Free Movers office secretary gets on the computer and gives the individual a list of apartments that suites they're needs. The individual then goes to these apartments and chooses the one they like best. The individual as well as the secretary informs the leasing agent at the apartment complex that Free Movers referred them there. Since Free Movers is the individuals referring agent we charge a referral fee to the apartment complex for referring them a new tenant. This referral fee is generally 100% of the individual first month rent paid to Free Movers immediately after the individual has moved into the apartment. So if the persons rent is $500.00 Free Movers receives a check for $500.00. Since virtually all this money is profit Free Movers can move the individual into their new place for a discounted price to add even more funds to profit or move the person for free if they have only the basic standard items to be move which is determined by Free Movers. Cost to move an individual with basic items for Free Move is around $75.00 however very seldom is the free move package available as most customers have more items than the free move package allows. As a result we charge discounted standard move fees which are standard move cost less the $75 free move deductible which allows us to up profit margin per transaction.

2. Home: Home sales fees and moves work similar. Free Movers represents the home seller and / or the home buyer as their real estate agent. Free Movers puts a Free Movers sign in front of the home and when the Free Movers sells the home and represents the buyer they collect a 6% commission (I.E. 6% of a

$100,000 house is $6000) and has a free move deductible of $150 for seller and buyer each ($300 total move cost). Free Movers makes $5,700 profit for basic free move package however most customers will have more items than the free package will allow and as a result standard move charge less free move deductible will apply and profit margin will increase even more.

3. Commercial properties: Commercial properties work similarly. Free Movers receives a percentage of the lessee's lease contract funds as a referral fee in addition to receiving a percentage of their monthly rent for the duration of the lease term. Move charges will be set accordingly and will increase profit margins per transaction.

IV. Income Statement / Balance Sheet

A. Age, Size and Past Performance:

Free Movers has been in business for 3 years in operating in 1 metropolitan city (Houston, Texas). Revenue projections are based on 2008 and 2009 revenues as 2007 was a partial year. Revenue projections are based solely on apartment locator fees that were the companies sole income source for the 3 operating years. the Revenue projections do not include anticipated home

sales fees or commercial lease fees which will add to these already impressive projections substantially. Anticipated charged moves fees will add to the revenue projections as well and they also are not included in the projections.

B. Revenue Projections (5 Years Projections after actual 2008, and 2009 income)

Operating Year	Revenues - Total Expenses = Total Profit
2008 (Houston)	$522,485 - $7,200 = $515,285
2009 (Houston)	$1,684,850 - $7,200 = $1,677,650*

(*326% sales increase, projections for 5 future years based on 300% increase and does not include revenue projection increasers listed above in section IV.A.)

Operating Year	Revenues - Total Expenses = Total Profit
2010 (10 cities)	$50,545,500 - $396,000 = $50,149,500
2011 (25 cities)	$376,121,250 - $990,000 = $375,131,250
2012 (50 cities)	$2,250,787,500 - $1,980,000 = $2,248,807,500
2013 (50 cities + 20 overseas cities)	$9,444,991,500 - $2,772,000 = $9,442,219,500
2014 (50 cities + 40 overseas cities)	$36,419,989,500 - $3,564,000 = $36,416,425,500

B. Current and Future Business Conditions

1. As stated above the Free Movers office was based in one metropolitan city (Houston) for the first 2 (2008, 2009 operating years with minimal advertising. The 2010 through 2014 operating years include increased Yellow Pages advertising). The top 10 populated U.S. cities will constitute

2010 revenues (Houston, L.A., New York, Chicago, Miami, Atlanta, Dallas, Denver, Cleveland, and Minneapolis). The top 25 populated cities will constitute 2011 revenues. The top 50 populated cities will constitute 2012 revenues. The top 50 populated U.S. cities in combination with the to 20 populated overseas cities will constitute 2013 revenues. The top 50 populated U.S. cities in combination with the top 40 populated overseas cities will constitute 2014 revenues.

listed below are the proposed 50 U.S. metropolitan area cities (one Free Movers office for each bullet).

Arizona:

*Phoenix/Temple/Mesa/Scottsdale/Glendale

*Tucson

Arkansas:

*Greater Little Rock Area

California:

*Sacramento/Ladi/Stockton/Modesta/Tracy/Turlock/Placerville/Auburn/Rocklin Woodland/Davis

*San Francisco/Marin/Sonoma/Santa Clara/San Mateo Counties

*Alameda/Contra Costa/Napa/Solano Counties

*Inland Empire/San Gabriel Valley/Riverside/San Bernardino Counties/ The High Dessert

*Los Angelos/South Bay/Long Beach/Antelope/San Fernando/ Santa Clarita Valleys

*Orange County

*San Diego/North County

Colorado:

*Colorado Springs/Denver/Boulder/Longmont/ Ft. Collins

Deleware:

*New Castle County

Florida:

*Bradenton/Ft. Myers/Sarasota/Naples/Venice

*Greater Jacksonville

*Greater Orlando/Orange/Osceola/Seminole Counties

*Tampa Bay/ St. Petersburg/Clearwater/Pasco County/Lakeland

*Dade/Broward/Palm Beach/ Martin Counties

Georgia:

*Greater Atlanta

Illinois:

*Metro East Illinois-Chicago/Alton/Collinsville/Edwardsville/Bellville/Scott AFB/Fairview Heights/Columbia

Indiana:

*Indianapolis

Kansas:

*Kansas City

Kentucky:

*Greater Lexington/Frankfort/Georgetown/Nicholasville/Richmond/Versailles

*Northern Kentucky/Cincinnati

Maryland:

*Greater Baltimore/Annapolis/Columbia

Michigan:

*Detroit/Ann Arbor/Lansing

Minnesota:

*Minneapolis/St.Paul Suburbs

Missouri:

*Kansas City

*St. Louis Metropolitan Area and Surrounding Counties

Nebraska:

*Lincoln

*Omaha/Papillion/Ralston/La Vista

Nevada:

*Las Vegas/Henderson/Boulder City/Laughlin/Bullhead City

*Greater Reno/Sparks/Carson City and Surrounding Washoe County

New Jersey:

*Metropolitan New Jersey and Surrounding Communities

New York:

*New York City

New Mexico:

*Greater Albuquerque/Rio Rancho/Sante Fe

Ohio:

*Greater Cincinnati and Surrounding Counties

*Greater Cleveland/Akron/Canton/Youngstown and Surrounding Communities

*Columbus

*Dayton

*Toledo

Oregon:

*Portland

Pennsylvania:

*Geater Philadelphia Area

Tennessee:

*Greater Memphis Area

Texas:

*Austin/Roundrock/Cedar Park/Wells Branch

*Dallas/Ft.Worth/Mid-Cities

*Houston

*San Antonio/New Braunfels

Utah:

*Salt Lake City/Ogden/Provo

Washington:

*Seattle/Tacoma/Puget Sound

Washington D.C.:

*Suburban Maryland/N. Virginia

Wisconsin:

*Greater Madison/Dane County and Surrounding Communities

*Greater Milwaukee Area/ West Bend to Racine County

V. Competition Analysis

No Direct Competition - Free Movers has no direct competition as it is the only company of its kind and the only such company to provide a service such as this on a local, state, national and international level. The name as well is one of the sparks of the companies success as most if not all many people are intrigued with the free move concept hence carried into the name Free Movers.

VI. Market Analysis

A. Geographic Area

1. United States Of America (Cities and States listed above)
2. World Market - Top 40 populated overseas cities

B. Immediate Potential Customers - Anyone needing a home, apartment, or commercial lease space.

C. Future Customers

1. Customers whom we have moved into one home and are wanting a bigger home. (home upgrade). They are entered into our customer database and are contacted.
2. Customers that we have sold a home for and are looking to buy and move into a new home. They are entered into our database and contacted.
3. Customers that we have moved into an apartment and are looking for a home. They are entered into our database and are contacted.
4. Customers that we have moved into an apartment that are looking for another apartment. They are entered into our database and contacted.
5. Customers we have moved into a commercial lease space and their lease is expiring and they need a new lease space.
6. Customers we have moved from a commercial lease a space and they are looking for a new commercial lease space.

VII. Marketing Strategy

Due to the nature of our business model and our catchy name marketing cost is extremely small. A yellow pages ad per city and a few small classified ads are all that are needed to be purchased as word of mouth brings us our enormity of business as proven in the first two years profits.

The breakdown of operating cost for each city office is as follows:

a. Apartment complexes office flyers and supplies: $0.00 (*1) see notes

b. Yellow Pages and local publications: $300 per month.

VIII. Total Operations Cost

A. Personnel Requirements-

Each office will need only 2 employees (field employee and secretary). Selection, training, and evaluation of employees will be done primarily by Lee Carter / CEO - 80% owner. IPO gets 20% ownership (1 billion of 5 billion shares). Owners will pay expenses proportionate to ownership in the 2010 operating year and ongoing.

IX. Total Operating Cost per metropolitan city office per month for 2010 operating year and ongoing

1. Office lease space	$600.00
2. Office Computer Equipment (*3)	$0.00
3. Telephone lines (4*)	$0.00
4. Office furniture and equipment (*5)	$0.00
5. Office secretary	$1200.00
6. Field employee (Mover)	$1200.00
7. Marketing and Advertising Cost	$300.00
	$3,300 Total per month

*See projections for combined numbers.

X. Investor Returns from IPO

Total Year Profit (E) X 20% ownership = Total Return On Investment (calculate purchased percentage of 1 billion shares to calculate percentage of 20 % Total

Annual Profit per investment)

Year 4	Year 5	Year 6	Year 7
2010	2011	2012	2013
$50,149,500	$375,131,250	$2,248,807,500	$9,442,219,500
X 20 %	X 20%	X 20%	X 20 %
$10,029,900	$75,026,250	$449,761,500	$1,888,443,900

Year 8
2014
$36,416,425,500
X 20%
$7,283,285,100

(*1,2,3,4 and 5 paid for by C.E.O)

For more information please call Free Movers Inc. 281-690-9705

Thank You.

Lee Carter

C.E.O.

Free Movers, Inc.

Exhibit B

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Lee Carter / [signature]
(Underwriter)

By [signature]

Date 7/16/10

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

* No other persons to sign

Exhibit C

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Tx, on July 17, 2010.

(Issuer) Free Movers Inc.

By (Signature and Title) Lee Carter /CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Lee Carter
(Title) CEO
(Selling security holder) Lee Carter
(Date) 7/17/2010

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

* No other persons to sign

Exhibit D

ARTICLES OF INCORPORATION
OF

FREEMOVERS, INC.

ARTICLE I

The name of the corporation is FREEMOVERS, INC.

ARTICLE II

The period of its duration is perpetual.

ARTICLE III

The purpose for which the corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under laws of the State of Texas, including but not limited to, the moving of furniture, equiptment and household goods, and the leasing of real property for residential, business or other pruposes.

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is five hundred million (500,000,000) of no par value.

ARTICLE V

The corporation will not commence business until it has received for the issuance of shares consideration of the value of One Thousand ($1000.00) consisting of money, labor done or property actually received.

ARTICLE VI

The street address of its initial registered office is 8300 Sandspoint, St. 1604, Houston, Texas 77036, and the name of its initial registered agent at such address is Lee A. Carter.

ARTICLE VII

The number of directors constituting the initial Board of Directors is one, and the name and address of the initial director until the first annual meeting of the shareholders or until their successor are elected and qualified are:

Lee A. Carter
8300 Sandspoint, St. 1604
Houston, Texas 77036

ARTICLE VIII

The name and address of the incorporator is:

Thomas Clarke
1900 North Loop West, suite 255
Houston, Texas 77018

Signed this 3rd day of June, 2003.



Thomas Clarke, Incorporator